

August 5, 2010

Mr. Bradley E. Hughes
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

     Re: **Form 10-K for the Fiscal Year Ended December 31, 2009**
                Form 10-Q for the Fiscal Quarter Ended March 31, 2010
                Form 8-K filed July 27, 2010
                Form 10-K/A for the Fiscal Year Ended December 31, 2009
                Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010
                File No. 001-04329

Dear Mr. Hughes:

     We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                John Cash
                Accounting Branch Chief